
07005655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taylor Capital Management Inc.

OFFICIAL USE ONLY
43559
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Carpenters Brook Road
(No. and Street)

Greenwich,	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis M. Taylor (203)-531-9729
(Area Code - Telephone Number)

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nelson, Mayoka & Company Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

7 High Street Suite 212	Huntington,	NY	11743
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Francis M. Taylor**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Taylor Capital Management**, as of **December 31**, 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Feb 26, 2007

Notary Public

NOTARY PUBLIC
OFFICIAL SEAL
STATE OF CONN.
COUNTY OF FAIRFIELD
SALVATORE J. SCALISI
EXP. JULY 2011

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Nelson, Mayoka & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

7 High Street, Suite 212
Huntington, NY 11743
Tel. (212) 697-7979 *Fax (212) 697-8997*
E-mail: nelsonmayoka@yahoo.com

Independent Auditor's Report

To The Shareholder
Taylor Capital Management Inc

We have audited the accompanying statement of financial condition of Taylor Capital Management Inc., as of December 31, 2006 and the related statements of income, changes in stockholders equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating, the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Capital Management Inc. as of December 31, 2006, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules I, II, III, and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson, Mayoka and Company, PC
New York, New York
February 20, 2007

Exhibit A

Taylor Capital Management Inc.
Statement of Financial Condition
December 31, 2006

	Assets	
CURRENT ASSETS		
Cash and cash equivalents (Note 1)	$	13,708
Commissions Receivable		320
Fixed Assets		
Equipment, Furniture & Fixtures		3,427
Accumulated Depreciation		(3,427)
TOTAL ASSETS	**$**	**14,028**
	Liabilities	
Accrued Expenses	$	2,000
	Stockholders' Equity	
Stockholders' equity (Notes 4 and 5)		
Common Stock		500
Paid in Capital		550,613
Retained Earnings (Deficit)		(539,085)
Total stockholders' equity		12,028
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**14,028**

The accompanying notes are an integral part of these financial statements

Exhibit B

Taylor Capital Management Inc.
Statement of Income
For the Year Ended December 31, 2006

Revenues	
Commissions	$ 17,683
	17,683
Expenses	
Operating expenses	(107,929)
Net Income before povision for income taxes	(90,246)
Provision for income taxes (Note 3)	(500)
Net loss	$ (90,746)
Income per share of common stock (Note 5):	
Net loss	$ (18.15)
Weighted average shares outstanding (Note 5)	5,000
Book value per share	$ 2.41

The accompanying notes are an integral part of these financial statements

Exhibit C

Taylor Capital Management Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Pain in Capital	Capital Stock	
		Common	Retained Earnings (Deficit)
Balances at			
January 1, 2006	$ 464,614	$ 500	$ (448,339)
Contributions	85,999		
Net loss	-	-	(90,746)
Balances at			
December 31, 2006	$ 550,613	$ 500	$ (539,085)

The accompanying notes are an integral part of these financial statements

Exhibit D

Taylor Capital Management Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (90,746)
Depreciation	
Adjustments to reconcile net Income to net cash provided by operating activities:	
Decrease in Commissions Receivable	2,865
Net cash used in operating activities	(87,881)
Cash flows from financing activities	
Paid In Capital	85,999
Net cash used in financing activities	85,999
Net decrease in cash and cash equivalents	(1,882)
Cash and cash equivalents - beginning of year	15,590
Cash and cash equivalents - end of year	$ 13,708

The accompanying notes are an integral part of these financial statements

Exhibit E

Taylor Capital Management Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended December 31, 2006

Subordinated liabilities at January 1, 2006	$ 2,000
Subordinated liabilities at December 31 , 2006	$ 2,000

The accompanying notes are an integral part of these financial statements

EXHIBIT F

TAYLOR CAPITAL MANAGEMENT INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Summary of Significant Accounting Policies

Securities transactions are recorded on a trade date basis.

The company considers all highly liquid investments with an initial maturity date of three months or less when purchased to be "cash equivalents".

Income per share is computed on the basis of the weighted average number of common stock and common stock equivalent shares outstanding during the year

Note 2 – Securities owned

As of the balance sheet date the company does not own any corporate stocks or debt instruments. Marketable securities consist of mutual funds stated at fair market value.

Note 3 - Income Taxes

The Income Tax Provision consists of the following:

State	$500

Note 4 - Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratios may fluctuate on a daily basis. At December 31, 2006, the company had net capital and net capital requirements of approximately $12,028 and $5,000 respectively. The Company's net capital ratio was 2.4 to 1.

TAYLOR CAPITAL MANAGEMENT INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 5 - Capital Stock and Stock Options

The Company received additional paid in capital aggregating approximately $85,999 in 2006 from its sole shareholder.
The authorized, issued and outstanding shares of capital stock at December 31, 2006 were as follows:
Common stock, $.10 par value: 5,000 shares authorized, issued and outstanding.

Note 6 - Financial Instruments with Off – Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and conterparty risk. In addition, the company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Schedule I

Taylor Capital Management Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended December 31, 2006

Computation of Net Capital

Net capital from stockholders' equity before haircuts on security positions	$	12,028
Less		
Non Allowable Assets		
Net Capital before Haircuts		12,028
Haircuts		-
Net Capital		12,028

Computation of Basic Net Capital Requirement

Net Capital		12,028
Minimum net capital requirements of reporting broker-dealer		5,000
Excess net capital	$	7,028

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	2,000
Percentage of Aggregate indebtedness to net capital		17%

The accompanying notes are an integral part of these financial statements

Schedule II

Taylor Capital Management Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended December 31, 2006

Reconciliation with Company's computation included in
Part II of Form X 17A-5 as of December 31, 2006

Net capital , as reported in Company's Part II (Unaudited) Focus Report	$	12,028
Net audit adjustments		-
Net capital per above	$	12,028

The accompanying notes are an integral part of these financial statements

Schedule III

Taylor Capital Management Inc.

Information Relating to Possession or control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

The company claims exemption from the requirements of Rule 15c3-3 under Section (k) (2) of the Rule.

The accompanying notes are an integral part of these financial statements

Schedule IV

Taylor Capital Management Inc.

A Report Describing Any Material Inadequacies Found
to Exist or Found to Have Existed Since the
Date of the Previous Audit.
As of December 31, 2006

No material inadequacies were found to exist as of December 31, 2006 with respect to the company's internal control system.

END